EXHIBIT 5
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June 7, 2007

CSK Auto Corporation
c/o Legal Department, Randi V. Morrison
Attention: Board of Directors
645 East Missouri Avenue, Suite 400
Phoenix, AZ 85012

To  The  Board  of  Directors  of  CSK  Auto  Corporation  ("CSK  Auto"  or the
"Company"):

Karsch Capital Management, LP(1), as a holder of 9.32% of the outstanding common stock of CSK Auto's common stock, has continued to monitor the activities of the Company and its Board of Directors very closely. To this end, we urge the Board to take action in the near future that demonstrates a genuine commitment to enhancing shareholder value. In particular, we believe the Board should conduct a review of strategic alternatives in which it weighs the relative merits of selling the Company versus giving a new management team time to turn around the business. It is increasingly evident that, under the right management team, such a turnaround should be relatively easy to achieve because of the tremendous opportunity to improve CSK Auto's operating margins.

We continue to believe a sale of the company would be successful for the following two reasons (see our letter to the Board, dated October 9, 2006, for more detail): 1) The company is highly attractive to other publicly-traded auto parts retailers given their historical success with mergers, significant synergies that could be achieved from a transaction and the extreme difficulty in replicating CSK Auto's West Coast real estate presence; 2) CSK Auto is highly attractive to private equity firms given historically successful deals in the auto parts industry, the highly predictable and strong free cash flow generation characteristics of the business, robust capital markets and very attractive valuation. As indicated in our letter to the Board dated February 20, 2007 we have received numerous inquiries about CSK Auto that lead us to believe that there is genuine interest from private equity firms in acquiring the Company. We believe CSK Auto's takeout value is at a substantial premium to today's price.

However, having reviewed the recently released financial statements in which historical operating results were revised upwardly, we recognize the merit in considering the alternative of turning around the Company under a new management team and potentially receiving a much greater premium. With the leadership and vision of an above-average CEO, we believe CSK Auto could execute a very achievable operating margin of 9% in 2009 and retain its current 8x forward multiple on our EBITDA projections, which would result in a stock price well above $30 per share over the next 18 months. Depressed operating margins should swiftly return to 2004 operating margin levels of 8.3% given that the unsuccessful integration of Murray's has temporarily reduced EBITDA from that unit and prevented the full realization of synergies, the 2006 EBITDA includes one-time integration costs, associates have been distracted by significant senior management turnover and a commensurate lack of direction, and difficult trends in the auto parts industry in 2006 resulted in de-leverage of fixed costs.

Under the direction of a high quality CEO, the company should be able to surpass the 8.3% operating margin levels it generated in 2004 under a subpar management team given that its category management efforts are inferior to competitors, direct sourcing and private label penetration stand below peers, buying from vendors can be improved, sales mix can be shifted more toward higher-margin hard parts versus lower-margin discretionary and front-end product, and below-peer sales per store can be enhanced through better merchandising, marketing, adjacencies, attachment rates and store-level


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(1)  Karsch Capital Management, LP ("KCM"), a Delaware limited partnership,  is an investment adviser registered under the Investment Advisers Act of 1940, as amended. KCM serves as the management company to three Delaware limited partnerships and serves as the investment manager to three Cayman Islands exempted companies. KCM is also an investment adviser to several managed accounts.

compensation programs. Lastly, we believe an 8x forward EBITDA multiple is very reasonable given the quality of the auto parts business and the valuation of relevant competitors. Auto parts is a large, fragmented, predictable industry with very little influence from Wal-Mart and rational, margin-focused companies that do not use price as a weapon to gain market share, all of which beget high margins, returns on capital and free cash flow. This unique type of industry backdrop provides turnarounds with a greater probability of success and less risk whereas industries with heavy promotional activity such as home furnishings have witnessed a number of failed turnarounds.

A sale of CSK Auto may still be the best option for shareholders, depending on where the bids fall, given the time value benefit of receiving a solid premium today versus an even better premium in 18 months, the execution risk that a new CEO could fail to improve operating margins, and the additional returns for CSK Auto shareholders if they were to possibly receive stock in one of the high-quality strategic buyers, whose stock should appreciate significantly in the years following the transaction given the notable earnings accretion and strategic value. Therefore, we believe a strategic review should be initiated so that both options can be properly considered and evaluated.

We believe the board has a very poor track record given two accounting probes, a near bankruptcy and a stock that has dramatically underperformed its key competitors, and therefore, we cannot presume for certain that the Board can execute hiring a high quality CEO. We expect to meet the new CEO immediately after that person is hired. If the Board hires a CEO that we do not believe is adequate for the turnaround, and does not conduct a strategic review, we will strongly consider all of our options including a proxy fight to replace some or all members of the Board.


Sincerely,



/s/ Michael Karsch
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Michael Karsch